Donald Hosler, CPA (Inactive)

Don Hosler

Areas of Practice

- Controllership
- SEC Reporting
- Financial Close Cycle
- Consolidations and Reporting
- Budgeting and Planning
- Cost Accounting
- Financial Analysis
- Process Improvement
- Internal controls
- Accounting Policies, Procedures
- Accounting Systems / Conversions
- Risk Assessment
- Key Performance Metrics
- Year-end Audit Support

Professional Experience

Don Hosler has 40+ years of experience in accounting, auditing, SEC registrations and reporting, controllership, and financial management. Have overseen worldwide consolidation plans, worked on acquisition and divestiture teams, worked with investment bankers to arrange financing, and worked with a team installing an ERP system.

During his five years as a project consultant, Don has been an interim CFO/Controller, participated in a purchase accounting project, performed business improvement reviews of the consolidation and financial reporting process, assisted a client prepare an SEC omnibus filing encompassing three years of 10-K and 10-Q filings by reviewing all GAAP and SEC disclosure requirements to ensure compliance, analyzed and corrected major accounts to cure major SOX deficiencies, and managed the 10-K reporting process for a shipping company.

Principal Areas of Practice

- Prepared SEC Reporting (Form 10-K & 10-Q) for multiple public clients, which included consolidations, financial statements, and MD&A.
- Assisted in preparing a number of Form S-1 and S-7 filings, for the purpose of issuing debt and equity.
- Developed flexible-budget production-reporting system enabling production management to identify labor-under-utilization, saving $600,000 annually.
- Implemented practical capacity concept into the budgeting process. Identified $575,000 of overhead costs relating to under-utilized capacity.
- Directed organization of middle management team to enable a $60 million acquired division to be fully functional on all systems within three months.
- Designed procedure to enable sister companies to offset FX exposure in trading accounts.
- Managed a litigation support team to provide accounting and financial information on the plaintiff to the defendant in a successful defense on an anti-trust suit.

Employment History

- DCO, Egan-Jones Ratings Co 2012 - Present
- Business Consultant 2005 - 2012
- Group Controller, Brenntag NA - $1.5B Chemical Distributor 2002 - 2005
- Corp Controller, Sybron Chemicals - $275M Specialty Chemical Manuf1996 - 2001
- Assistant Controller, IMO Industries - $1B Equipment Manufacturer 1990 - 1995
- Assistant Controller, Pennwalt Corporation - $1B Chemical Manuf1985 - 1988
- Controller, Givaudan Corporation - $100M Specialty Chemical Manuf1981- 1985
- Director of Accounting, American Cyanamid Co. – 2.8B Chemical Manuf1976 - 1980
- Senior Manager, Price Waterhouse, New York, NY 1961 - 1976

Education/Qualifications

- New York University – MBA
- Elizabethtown College - BS
- CPA – NJ (inactive)

DCO Position

- Permanent – part-time